Exhibit 1.01

Conflict Minerals Report

INTRODUCTION

Kaman Corporation, headquartered in Bloomfield, Connecticut, is a diversified company that conducts business in the aerospace and distribution markets.

As required by Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”), Kaman Corporation (“we”, "us", "our" and the "Company") is submitting this Conflict Minerals Report, as an Exhibit to our Form SD for the period from January 1, 2014, through December 31, 2014. This Conflict Minerals Report is also available on our website at http://www.kaman.com (select the "Investor Relations" link, then the "Financial Information" link and then "SEC Filings").

Conflict Minerals are defined as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tin, tantalum, tungsten, and gold (collectively “3TG”). The Rule requires companies that manufacture (or have manufactured) products containing conflict minerals that are necessary to the functionality or production of the product to disclose annually whether any of those minerals originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country. If the conflict minerals originated in any of those countries, the Rule requires companies to submit a report to the Securities and Exchange Commission (“SEC”) that includes a description of the measures taken to exercise due diligence on the conflict minerals’ source and chain of custody, a description of the products manufactured or contracted to be manufactured that are not DRC conflict free or undeterminable, the facilities used to process the conflict minerals, the country of origin of the conflict minerals, and the efforts to determine the mine or location of origin.

PART I.     DUE DILIGENCE

We have designed our processes based on the internationally recognized due diligence framework developed by the Organization for Economic Co-operation and Development ("OECD") titled “OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas.”

The Company maintains a Conflict Minerals Steering Committee (the “Steering Committee”), with management support from various functions throughout the business. The Steering Committee created a Project Management Office ("PMO") to oversee the execution of this project, identified personnel from the organization’s supply chain to assist in the supply chain assessment and engaged a third party service provider to assist with the due diligence procedures. The Steering Committee established a policy regarding conflict minerals that is available on our website at http://www.kaman.com (select the "Investor Relations" link, then the "Corporate Governance" link and then the "Conflict Minerals Policy" link).

We are evaluating our supply chain and will implement controls as necessary, to enable us to comply with our Conflict Minerals Policy. The PMO provides support and training to the segment supply chain teams. Together, the PMO and supply chain teams identified and assessed the risks within each of the businesses' supply chains.

For the purpose of preparing our 2014 report, we reviewed our supply base in order to determine the suppliers of materials/components that possibly contained 3TG. This review occurred for all suppliers in the Aerospace Segment. For suppliers in the Distribution Segment, we limited our review to those products for which we determined our value added services met the definition of "manufacture", as the term is used in the Act. Products sold through our distribution network that Kaman has not "manufactured" or "contracted to manufacture" were excluded from further consideration because they are not covered within the scope of the Act.

Based upon the results of the review described above we conducted a survey of our direct suppliers that were determined to be potential suppliers of conflict minerals ultimately contained within our products. Our objective in conducting this survey was to understand the following:

•	Do any of the parts supplied to us contain 3TG?

•	Are any of those conflict minerals necessary to the functionality or production of the product?

•	Do any of the metals originate from the DRC or an adjoining country?

•	Is the conflict mineral from recycled or scrap sources?

•	Have the smelters of those metals been identified?

•	Are the smelters that have been identified certified conflict free?

Our inquiries were facilitated by an electronic survey tool and the EICC/GeSI developed questionnaire. In order to increase the response level, we provided our suppliers with a stated deadline and followed up with both “reminder” and “late” notices. In addition, management developed a list of criteria to identify those supplier responses that management believed required further inquiry.

Management analyzed responses received against the pre-determined criteria in order to determine whether further due diligence was required. Additional due diligence included direct follow-up either by telephone contact or the exchange of emails with the suppliers. Our process was designed to identify the source of minerals and determine the chain of custody. If the supplier provided us with a smelter listing, we compared each of the smelter identification codes to the Conflict-Free Smelter Program ("CFSP") listing (www.conflictfreesourcinginitiative.org) to determine if the indicated smelter was considered compliant for 2014.

PART II.     PRODUCT DESCRIPTION

We were not able to determine the origins of all 3TG in our products (as listed below).

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Product Categories within the Aerospace Segment. Proprietary aircraft bearings and components; complex metallic and composite aerostructures for commercial, military and general aviation fixed and rotary wing aircraft; safe and arming solutions for missile and bomb systems.

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Product Categories within the Distribution Segment. Bearings, mechanical and electrical power transmission, fluid power, motion control, automation, material handling components, electrical control and power distribution, and MRO supplies.

Facilities

We are a “downstream” company with many tiers in our supply chain, and are therefore dependent upon our suppliers, as well as their lower level suppliers, to determine which specific smelters are providing the source metals that eventually become incorporated into our products. Our ability as a downstream company to deliver products that are conflict-free is directly dependent on smelters adopting policies, internal controls and due diligence procedures that will provide reasonable confidence that their products are conflict-free. Due to the limited information provided to us by our suppliers in response to our survey, we are not yet able to identify all of the various smelting facilities that processed the 3TG contained within our products.

Country of Origin

Due to the limited information provided by our suppliers in response to our survey we could not determine for this reporting period which specific suppliers provided the source metals that eventually became incorporated into our products. The smelters are a critical link in determining whether the minerals are from scrap or recycled sources or from mined ore. While certain smelter information was provided, we were unable to determine the country of origin for all the minerals that were incorporated into end products delivered to our customers in 2014.

Mine or Location of Origin

Our survey of selected direct suppliers included an inquiry regarding the country of origin and smelter for any 3TG contained within the products they supplied to us, and a request for information as to the mine or other origin of the minerals in question. The responses received were not sufficient for us to determine the mine or other origin of all the minerals incorporated into end products delivered to our customers in 2014.

Next Steps

As part of our Conflict Minerals Policy, we will communicate to suppliers of our manufactured products our intent for products to be sourced from responsible suppliers who can provide reasonable assurance that the purchase of the minerals incorporated into their products did not fund conflict in the DRC or adjoining countries.

In 2015, we expect to make further progress in reaching down through the tiers of our supply chain in our continued effort to identify the smelters therein. We anticipate that additional smelters will complete the Conflict-Free Sourcing (“CFS”) certification process thereby providing an increased source of supply of conflict-free metals.

We will continue to evaluate our supply chain to determine which materials and components used in the manufacture of our products contain conflict minerals, if any.